# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lincoln International, Inc., CIK 0001925283
CUSIP: 533714101
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 110 North Wacker Drive, 51st Floor, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0002114357
Persons authorized to receive notices and communications: Kristin M. Marvin, Esq., 110 North Wacker Drive, 51st Floor, Chicago, Illinois (IL), 60606, (312) 580-8339

## Reporting persons
- Lawrence James Lawson III (CIK 0002114357): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 16,270,715; shared voting power 0; sole dispositive power 16,270,715; shared dispositive power 0; aggregate amount beneficially owned 16,270,715 (31.2% of the class)
- Robert Todd Brown (CIK 0002116135): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,450,000; shared voting power 0; sole dispositive power 8,450,000; shared dispositive power 0; aggregate amount beneficially owned 8,450,000 (19.2% of the class)
- Eric Dennis Malchow (CIK 0002118769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,972,500; shared voting power 0; sole dispositive power 4,972,500; shared dispositive power 0; aggregate amount beneficially owned 4,972,500 (12.1% of the class)
- Robert Bruce Barr (CIK 0002115511): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,845,278; shared voting power 0; sole dispositive power 10,845,278; shared dispositive power 0; aggregate amount beneficially owned 10,845,278 (23.3% of the class)
- Robert B. Barr 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); member of a group; source of funds: other (OO); sole voting power 975,000; shared voting power 0; sole dispositive power 975,000; shared dispositive power 0; aggregate amount beneficially owned 975,000 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Name of issuer: Lincoln International, Inc.
Address of issuer's principal executive offices: 110 North Wacker Drive, 51st Floor, Chicago, Illinois (IL), 60606

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Lawrence James Lawson III
Robert Todd Brown
Eric Dennis Malchow
Robert Bruce Barr
Robert B. Barr 2025 GRAT
Residence or business address: The principal office and business address of each of the Reporting Persons is 110 North Wacker Drive, 51st Floor, Chicago, IL 60606.
Present principal occupation or employment: The principal occupation of Mr. Lawson is serving as Co-Founder, Executive Chairman and Chairman of the Board of Directors (the "Board") of the Issuer. The principal occupation of Mr. Brown is serving as Chief Executive Officer and Director of the Issuer. The principal occupation of Mr. Malchow is serving as President, Global Head of M&A and Director of the Issuer. The principal occupation of Mr. Barr is serving as Co-Founder, Managing Director and Director of the Issuer. Robert B. Barr 2025 GRAT was created for estate planning purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Robert B. Barr 2025 GRAT is organized under the laws of the State of Illinois. Each of the remaining Reporting Persons is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the majority of the securities reported herein as a result of a reorganization of the Issuer that was effected on May 19, 2026. On August 12, 2026, Mr. Lawson acquired from the Issuer 153,711 shares of Class A Common Stock pursuant to an obligation under Lincoln International, LP's Third Amended and Restated Limited Partnership Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer, which instruments or agreements may or may not affect the Reporting Persons' beneficial ownership in securities of the Issuer. In addition, the Reporting Persons, including in each of their respective capacities as an executive and/or a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, for example, a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of Class A Common Stock as of the date hereof, based upon 36,288,399 shares of Class A Common Stock outstanding as of August 13, 2026, as provided by the Issuer. The ownership information also assumes the redemption of the common units of Lincoln International, LP ("Common Units") into shares of Class A Common Stock of the Issuer on a one-to-one basis, as applicable.

Mr. Lawson beneficially owns 16,270,715 shares of Class A Common Stock, representing approximately 31.2% of the Issuer's outstanding shares, which consist of (i) 486,511 shares of Class A Common Stock held directly and (ii) 15,784,204 shares of Class A Common Stock underlying Common Units held directly.

Mr. Brown beneficially owns 8,450,000 shares of Class A Common Stock, representing approximately 19.2% of the Issuer's outstanding shares, which consist of (i) 657,800 shares of Class A Common Stock held directly and (ii) 7,792,200 shares of Class A Common Stock underlying Common Units held directly.

Mr. Malchow beneficially owns 4,972,500 shares of Class A Common Stock underlying Common Units held directly, representing approximately 12.1% of the Issuer's outstanding shares.

Mr. Barr beneficially owns 10,845,278 shares of Class A Common Stock, representing approximately 23.3% of the Issuer's outstanding shares, which consist of (i) 527,800 shares of Class A Common Stock held directly; (ii) 9,342,478 shares of Class A Common Stock underlying Common Units held directly and (iii) 975,000 shares of Class A Common Stock underlying Common Units held directly by the Robert B. Barr 2025 GRAT for which Mr. Barr serves as trustee.

Pursuant to the Voting Agreement (as defined herein), the Reporting Persons are deemed to constitute a group for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in this Schedule 13D, during the past 60 days, none of the Reporting Persons have effected any transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Voting Agreement

Pursuant to the Voting Agreement, dated as of May 19, 2026 (the "Voting Agreement"), by and among the Reporting Persons, the Reporting Persons agreed to vote, or cause to be voted, all shares of capital stock of the Issuer that such Reporting Person directly or indirectly owns or over which such Reporting Person has voting control, from time to time and at all times, in favor of the election of each individual nominated by the Board and submitted for approval by the Issuer's stockholders in accordance with the Issuer's Restated Certificate and the Issuer's Amended and Restated Bylaws to serve as director, whether by written consent or at a special or annual meeting of the Issuer's stockholders.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Voting Agreement, dated May 19, 2026, by and among the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on May 26, 2026).

## Signatures
- Lawrence James Lawson III: /s/ Lawrence James Lawson III, Lawrence James Lawson III (08/14/2026)
- Robert Todd Brown: /s/ Robert Todd Brown, Robert Todd Brown (08/14/2026)
- Eric Dennis Malchow: /s/ Eric Dennis Malchow, Eric Dennis Malchow (08/14/2026)
- Robert Bruce Barr: /s/ Robert Bruce Barr, Robert Bruce Barr (08/14/2026)
- Robert B. Barr 2025 GRAT: /s/ Robert Bruce Barr, Robert Bruce Barr, Trustee (08/14/2026)